Mail Stop 4561

October 5, 2007

Kevin T. Parker
Chairman, President and Chief Executive Officer
Deltek, Inc.
13880 Dulles Corner Lane
Herdon, VA 20171

>   **Re: Deltek, Inc.**
>   **Amendment No. 3 to the Registration Statement on Form S-1**
>   **Filed October 2, 2007**
>   **File No. 333-142737**

Dear Mr. Parker:

We have reviewed your revised filing and have the following comments.

Form S-1/A

General

1.   We note from your disclosures in response to prior comment 4 of our letter dated September 24, 2007 that pursuant to your shareholder's agreement and form stock option agreement under your 2005 Stock Option Plan that shareholders and option holders may participate proportionately in any sale by the New Mountain Funds of their shares of Deltek's commons stock to a third party, including a public offering. We also note that in accordance with notices that Deltek received from selling shareholders, shares of common stock to be issued upon the exercise of options pursuant to these contractual arrangements will be sold in this offering. Clarify when these options were issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 38

2.   We note your response to our prior comment 5 and your discussion regarding how the Company determined the market multiples that were used in your common stock valuations. We further note, however, that the multiples used for "EV/EBITDA applied

to forecasted EBITDA, particularly for the April – July 2007 valuations, were below the median value of the comparable companies. Please explain how the Company determined that these multiples should be below the median, which differs from the three other valuations methodologies where the multiples used in your analysis were consistently above the median of comparable companies/transactions during this period.

3.   We note your response to our prior comment 6 and your discussion of the factors that contributed to the difference between the fair value of the Company's common stock as determined by the Company and the midpoint of the estimated price range provided by your underwriters. We further note that the Company intends to include a discussion of such factors at such time as you provide an estimated range in the Form S-1. Please supplementally provide a draft of your proposed disclosures for the Staff's review. Also, if the Company has granted any options that have not yet been reflected in your registration statement, please also provide your proposed disclosures with regards to such option grants.

Compensation Discussion and Analysis, page 82

4.   Please see prior comment 10 of our letter dated September 24, 2007. Please provide us with a detailed analysis specific to Deltek as to the competitive harm to be suffered if your EICP financial targets for 2007 (based on revenue, EBITDA and EBITDA margin performance as a percentage of revenue) were disclosed.

Principal and Selling Shareholders, page 121

5.   Once your selling shareholders are identified, ensure that the natural persons who exercise voting and/or dispositive power over any entities are identified. Further, confirm that no selling shareholders are affiliates of broker-dealers.

Financial Statements

Note 15. Stock Plans, page F-33

6.   We note your response to our prior comment 4 and your disclosures on page F-35 with regards to shareholders and option holders rights to participate proportionately in any sale by the New Mountain Funds of their shares of the Company's common stock to a third party. As your disclosures throughout the document indicate, certain option holders have notified the Company of their intent to exercise their options pursuant to the terms of these agreements. Please tell us the number of vested and unvested options that will be exercised in connection with this offering and tell us what impact the acceleration of vesting for the unvested options will have on the Company's financial statements. Further, tell us what consideration you have given to include a discussion of such impact in your registration statement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3735 with any other questions or if you require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (202) 639-7003
       Richard A. Steinwurtzel, Esq.
       Vasiliki B. Tsaganos, Esq.
       Fried, Frank, Harris, Shriver & Jacobson LLP
       Telephone: (202) 639-7078